EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Pre-tax net income (loss) (1)	$14,645	$3,652	$5,886	$4,377	$8,162	$(12,109)
Less: Equity in earnings of unconsolidated joint ventures
Plus: Distributions from unconsolidated joint ventures	7,731	7,358	7,204	6,477	4,993	7,639
Fixed charges	51,717	56,145	54,891	61,352	59,028	61,751
Total adjusted earnings	$65,166	$60,185	$61,787	$65,730	$66,959	$52,329

Fixed charges:
Interest expense (including debt issue costs amortized to interest expense)	$41,684	$42,727	$45,791	$53,783	$52,798	$48,398
Adjustments to exclude fair value adjustments of cash flow hedges reclassified from OCI to interest expense	–	–	–	(918)	(1,225)	(917)
Write-off of debt issue costs	–	4,389	–	–	–	7,559
Portion of rent expense representative of the interest factor (2)	10,033	9,029	9,100	8,487	7,455	6,711
Total fixed charges	$51,717	$56,145	$54,891	$61,352	$59,028	$61,751

Ratio of earnings to fixed charges	1.26	1.07	1.13	1.07	1.13	–

Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$–	$–	$–	$–	$–	$9,422

(1)	Excludes net income attributable to noncontrolling interests

(2)	Represents 14% of operating lease costs, which approximates the portion that relates to the interest portion based on our estimated incremental borrowing rate